UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RECRO PHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75629F109

(CUSIP Number)

Recro Pharma, Inc.

490 Lapp Road

Malvern, PA 19355

Attention: Gerri A. Henwood

Telephone: 484-395-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75629F109

1	Name of reporting persons: SCP Vitalife Partners II, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,374,046
	9	Sole dispositive power 0
	10	Shared dispositive power 2,374,046
11	Aggregate amount beneficially owned by each reporting person 2,374,046
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 33.2%
14	Type of reporting person (see instructions) PN

CUSIP No. 75629F109

1	Name of reporting persons: SCP Vitalife Partners (Israel) II, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 793,240
	9	Sole dispositive power 0
	10	Shared dispositive power 793,240
11	Aggregate amount beneficially owned by each reporting person 793,240
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 11.1%
14	Type of reporting person (see instructions) PN

CUSIP No. 75629F109

1	Name of reporting persons: SCP Vitalife II Associates, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 75629F109

1	Name of reporting persons: SCP Vitalife II GP, LTD
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) PN

CUSIP No. 75629F109

1	Name of reporting persons: Winston J. Churchill
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) IN

CUSIP No. 75629F109

1	Name of reporting persons: Jeffrey Dykan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States and Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) IN

CUSIP No. 75629F109

1	Name of reporting persons: Abraham Ludomirski
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) IN

CUSIP No. 75629F109

1	Name of reporting persons: Wayne B. Weisman
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,167,286
	9	Sole dispositive power 0
	10	Shared dispositive power 3,167,286
11	Aggregate amount beneficially owned by each reporting person 3,167,286
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented in Row (11) 44.3%
14	Type of reporting person (see instructions) IN

CUSIP No. 75629F109

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Recro Pharma, Inc., a Pennsylvania corporation (the “Company”). The Company’s principal executive offices are located at 490 Lapp Road, Malvern, Pennsylvania, 19355.

Item 2. Identity and Background

(a) - (b) This Schedule 13D is being filed jointly by SCP Vitalife Partners II, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife”), SCP Vitalife Partners (Israel) II, L.P., an Israeli limited partnership (“SCP Vitalife Israel”), SCP Vitalife II Associates, L.P., a Cayman Islands exempted limited partnership (“SCP Vitalife Associates”), SCP Vitalife II GP, LTD, a Cayman Islands company (“SCP Vitalife GP”), Winston J. Churchill, Jeffrey Dykan, Abraham Ludomirski, and Wayne B. Weisman. SCP Vitalife, SCP Vitalife Israel, SCP Vitalife Associates, SCP Vitalife GP, Messrs. Churchill, Dykan and Weisman, and Dr. Ludomirski are hereinafter sometimes individually referred to as a “Reporting Person,” and collectively the “Reporting Persons.” The principal business address of SCP Vitalife Partners, SCP Vitalife Associates, SCP Vitalife GP, and Messrs. Churchill and Weisman is 1200 Liberty Ridge Drive, Suite 300, Wayne, Pennsylvania 19087. The principal business address of SCP Vitalife Partners Israel, Mr. Dykan and Dr. Ludomirski is 32B Habarzel St., Ramat Hachayal, Tel Aviv 69710 Israel.

(c). SCP Vitalife and SCP Vitalife Israel are venture capital funds that invest in early- to mid-stage life sciences company. SCP Vitalife Associates is the general partner of SCP Vitalife and SCP Vitalife Israel, and SCP Vitalife GP is the general partner of SCP Vitalife Associates. Messrs. Churchill, Dykan and Weisman and Dr. Ludomirski are directors of SCP Vitalife GP.

(d) - (e). During the last five years, neither SCP Vitalife, SCP Vitalife Israel, SCP Vitalife Associates, SCP Vitalife GP, nor Messrs. Churchill, Dykan and Weisman, nor Dr. Ludomirski, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Messrs. Churchill and Weisman are United States citizens, Dr. Ludomirski is an Israeli citizen, and Mr. Dykan is a United States and Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration

On March 6, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-191879) (the “Registration Statement”) in connection with its initial public offering of 3,750,000 shares of Common Stock of the Company (the “IPO”) was declared effective. The IPO was consummated on March 12, 2014. Upon consummation of the IPO, (i) 1,405,531 shares of the Company’s Series A Preferred Stock, including accrued dividends (“Series A Stock”), held by SCP Vitalife automatically converted into 840,722 shares of Common Stock, (ii) 469,469 shares of Series A Stock held by SCP Vitalife Israel automatically converted into 280,826 shares of Common Stock, (iii) $9,199,944 of 8% Convertible Promissory Notes (the “Notes”), including accrued interest, held by SCP Vitalife automatically converted into 1,533,324 shares of Common Stock, and (iv) $3,074,486 of Notes, including accrued interest, held by SCP Vitalife Israel automatically converted into 512,414 shares of Common Stock. Prior to the IPO, SCP Vitalife acquired the Series A Stock and the Notes from the Company in a series of private transactions for an aggregate price of $2,811,064 and $7,178,019, respectively, and SCP Vitalife Israel acquired the Series A Stock and the Notes from the Company in a series of private transactions for an aggregate price of $938,936 and $2,397,563, respectively.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. SCP Vitalife and SCP Vitalife Israel acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) SCP Vitalife beneficially owns 2,374,046 shares of the Company’s Common Stock and SCP Vitalife Israel beneficially owns 793,420 shares of the Company’s Common Stock. Such shares of Common Stock represent approximately 33.2% and 11.1%, respectively, of the outstanding Common Stock (based upon 7,145,100 shares of Common Stock issued and outstanding as disclosed in the Company’s prospectus, dated March 6, 2014, filed with the SEC on March 7, 2014 as part of the Registration Statement). As the general partner of SCP Vitalife and SCP Vitalife Israel, SCP Vitalife Associates may be deemed to beneficially own 3,167,286 shares of the Company’s Common Stock, which represents approximately 44.3% of the outstanding Common Stock. As the general partner of SCP Vitalife Associates, SCP Vitalife GP may be deemed to beneficially own 3,167,286 shares of the Company’s Common Stock, which represents approximately 44.3% of the outstanding Common Stock. As directors of SCP Vitalife GP, Messrs. Churchill, Dykan and Weisman and Dr. Ludomirski may be deemed to beneficially own 3,167,286 shares of the Company’s Common Stock, which represents approximately 44.3% of the outstanding Common Stock.

(b) SCP Vitalife shares dispositive and voting power with respect to the 2,374,046 shares of Common Stock owned. SCP Vitalife Israel shares dispositive and voting power with respect to the 793,420 owned. SCP Vitalife Associates, SCP Vitalife GP, Messrs. Churchill, Dykan and Weisman and Dr. Ludomirski share dispositive and voting power with respect to the aggregate 3,167,286 shares of Common Stock owned by SCP Vitalife and SCP Vitalife Israel.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In September 2008, the Company entered into an Investor Rights Agreement with SCP Vitalife and SCP Vitalife Israel. The Investor Rights Agreement provides for certain rights relating to the registration of the shares of Common Stock issuable upon the conversion of shares of Series A Stock, certain rights relating to the purchase of future securities sold by the Company and certain additional covenants made by the Company. The description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

In connection with the IPO, SCP Vitalife, SCP Vitalife Israel, Messrs. Churchill and Weisman, and Dr. Ludomirski each entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, transfer or otherwise dispose of shares of the Company’s common stock, options, warrants or other securities for 180 days after the effectiveness of the Registration Statement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Investor Rights Agreement, dated September 4, 2008, by and among Recro Pharma, Inc., and the investors party thereto.

2.	Form of Lock-Up Agreement.

3.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2014

SCP VITALIFE PARTNERS II, L.P.
By:	SCP Vitalife II Associates, L.P.
By:	SCP Vitalife II GP, LTD

By:	/s/ Wayne B. Weisman
Name:	Wayne B. Weisman
Title:	a Director

SCP VITALIFE PARTNERS (ISRAEL) II, L.P.
By:	SCP Vitalife II Associates, L.P.
By:	SCP Vitalife II GP, LTD

By:	/s/ Wayne B. Weisman
Name:	Wayne B. Weisman
Title:	a Director

SCP VITALIFE II ASSOCIATES, L.P.
By:	SCP Vitalife II GP, LTD

By:	/s/ Wayne B. Weisman
Name:	Wayne B. Weisman
Title:	a Director

SCP VITALIFE II GP, LTD

By:	/s/ Wayne B. Weisman
Name:	Wayne B. Weisman
Title:	a Director

/s/ Winston J. Churchill
Winston J. Churchill

/s/ Abraham Ludomirski
Abraham Ludomirski

/s/ Wayne B. Weisman
Wayne B. Weisman

/s/ Jeffrey Dykan
Jeffrey Dykan